Exhibit 99.6
Total Renews Partnership with La Prévention Routière
Paris, September 26, 2006 — The partnership agreement signed in 2003 between Total and France’s non-profit road safety association La Prévention Routière has been renewed for a period of three years. Covering an array of joint initiatives, the partnership reflects Total’s long-term commitment to improving road safety.
La Prévention Routière shares its expertise with Total to help implement in-house road safety policies, while Total provides La Prévention Routière with access to its resources and service station network to conduct road safety awareness campaigns targeting the general public.
A number of joint initiatives have been deployed over the past three years, including:
•	Sponsorship of a series of short road safety videos broadcast on France’s TF1 television channel in summer 2003 and 2004.

•	Road safety awareness campaigns at Total service stations involving the distribution of road safety magazines and brochures, as well as safe driving kits comprising a DVD, a game, a magazine and a reflective armband.

•	The opportunity for Club Total members to support La Prévention Routière initiatives by donating their loyalty points to the association.

•	Training sessions for Total employees.
In addition to this key partnership in France, Total is also engaged in road safety initiatives in other countries and regions, for example as part of the Global Road Safety Partnership (GRSP), an international organization that promotes road safety in developing countries.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals, www.total.com
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Created in 1949, La Prévention Routière is a private, non profit association whose purpose is to examine and implement measures and promote initiatives designed to reduce the frequency and severity of road accidents. It was designated a public interest association in 1955. With 160,000 members and donors, it is now one of France’s largest non-profits, www.prevetnionroutiere.asso.fr

Press contacts
Total:	Christine de Champeaux (33)1 47 44 47 49 — christine.de-champeaux@total.com
Charles-Edouard Anfray (33)1 47 44 65 55 —charies-edouard.anfrav@total.com
La Prévention Routière: Johanne Mathat (33)1 44 15 2779 j.mathat@preventionroutiere.asso.fr